July 8, 2011

Mr. John Reynolds
Assistant Director                                                                                                           Filed via EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Almost Family, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 001-09848

Dear Mr. Reynolds:

On behalf of Almost Family, Inc., the purpose of this letter is to confirm the telephone conversation yesterday afternoon between James Giesel, our counsel, and Erin Wilson of the SEC staff in which Ms. Wilson agreed that Almost Family, Inc. could extend until July 21, 2011, the date of our response to the comments provided by the Commission staff contained in your correspondence dated June 23, 2011 for the corporation and filing listed above.

Please contact me at (502) 891-1042 or our legal counsel, James Giesel, at (502) 568-0307, if you have any questions.

Sincerely,

/s/ C. Steven Guenthner

C. Steven Guenthner
Senior Vice President and
Chief Financial Officer (Principal Accounting Officer)
Copy to:               Ms. Erin Wilson
        Mr. James A. Giesel